

MAIL STOP 3561

November 5, 2009

Mr. James W. Bernau, President
Willamette Valley Vineyards, Inc.
8800 Enchanted Way, S.E.
Turner, Oregon 97392

> **Re:** **Willamette Valley Vineyards, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-21522**
> **Filed on March 31, 2009**

Dear Mr. Bernau:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Controls and Procedures, page 41

Evaluation of Disclosure Controls and Procedures, page 41

1. Please expand your discussion of disclosure controls and procedures to explain
    the basis for your "ineffective" conclusion. Identify and describe in sufficient
    detail any material weaknesses or deficiencies that led to the present conclusion,
    when the weaknesses were discovered and by whom. Disclose management's
    plans to remediate these weaknesses.

Management's Report on Internal Control over Financial Reporting, page 42

2. Revise the discussion of internal controls over financial reporting to clarify when
    each of the material weaknesses was identified and by whom, as well as when the
    material weakness first began. Discuss how you were able to present GAAP-
    compliant financial statements in the Form 10-K. It appears to us that the lack of
    sufficient qualified personnel and lack of appropriate procedures and controls
    have had a pervasive effect upon Willamette's financial reporting and the overall
    control environment. Please clarify your disclosure if that is the case or explain to
    us why you believe the weaknesses have not had a pervasive effect.

Executive Compensation, page 46

3. We note that Mr. Fox has signed the Form 10-K as the CFO/Controller and
    Principal Accounting Officer. Please explain why he is not included in the
    disclosure regarding officers and directors set forth in Item 401 of Regulation S-
    K.

Closing comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to Pam Howell at (202) 552-3357, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Willamette Valley Vineyards, Inc.
       FAX: (503) 362-0062